For Immediate Release

VIÑA CONCHA Y TORO REPORTS

FOURTH QUARTER AND 2002 RESULTS

Santiago, Chile, March 27, 2003 - Viña Concha y Toro S.A. ("The Company" or "Concha y Toro") (NYSE: VCO, Chile: Conchatoro), announced today its consolidated financial results for the quarter and twelve-month periods ended December 31, 2002. Figures are stated according to Chilean GAAP and in constant Chilean pesos (Ch$) as of December 31, 2002. US dollar figures (US$), except export figures, are based on the exchange rate effective December 31, 2002 (US$1.00=Ch$718.61).

Highlights 4Q02 vs. 4Q01

  Total revenues increased 16.5% to Ch$36,719 million (US$ 51.1 million).

  Bottled export sales increased 27.1% to Ch$21,142 million.

  Export sales in US dollars, increased 18.6% to US$ 31 million.

  Bottled export shipments increased 26.2% to 1,727,407 cases.

  Domestic revenues increased 6.7% in value and 17.6% in volume.

  Operating income increased 21.4% to Ch$5,182 million (US$7.2 million).

  EBITDA increased 21% to Ch$7,039 million (US$9.8 million). EBITDA margin was 19.2%.

  Net income rose 62.3% to Ch$2,909 million (US$4.0 million).

  Earnings per ADR increased 52.3% to US$ 0.28.

Chief Executive Officer's overview

Concha y Toro's results for the fourth quarter and year 2002 are solid despite the fiercely competitive environment, and demonstrate the soundness of our growth strategy.

Consolidated revenues increased 16.5% in the last quarter, year on year, with all of the Company's key business areas performing well. Growth was driven by strong sales in export markets with wine shipments increasing 26.2%. Sound gains in volume were achieved in Europe, where we advanced in branding and distribution activities. Our UK subsidiary maintained its growth throughout the year. Quarterly performance in the US was also strong, as wine sales in the Premium and Ultra Premium categories were encouraging and Frontera, in the popular premium range, returned good growth figures.

Continuing on from the performance of the previous quarter, we achieved strong volume growth in the domestic market given a successful shift in sales and marketing policy with the introduction of new products and changes in packaging.

Fourth Quarter 2002 Results

Total Revenues

Total revenues rose 16.5% to Ch$ 36,719 million (US$51.1 million) from Ch$ 31,520 million (US$ 43.9 million). Exports to third parties led revenue growth and Concha y Toro's UK subsidiary returned another solid quarter. Domestic market revenues increased 4.8%.

Revenues from our Argentine subsidiaries were 16.6% lower than in the fourth quarter of 2001, as higher sales from Viña Trivento were offset by lower sales (in Chilean pesos) of the distribution company - Distribuidora Peumo Argentina. Aided by an improvement in competitiveness, Viña Trivento's sales increased 42.5% with our Argentine winery achieving higher sales both at home and abroad.

Table 1

Total Revenues

(in Ch$ millions)

	4Q02	4Q01	% change	2002	2001	% change
Domestic	8,837	8,435	4.8%	30,189	31,561	-4.3%
International
-Exports to third parties	21,287	16,727	27.3%	74,819	63,458	17.9%
-Concha y Toro UK	2,669	2,328	14.7%	11,126	6,974*	59.5%
-Argentina	1,819	2,181	-16.6%	4,883	6,349	-23.1%
Total International	25,775	21,236	21.4%	90,828	76,781	18.3%
Other	2,107	1,849	13.9%	7,303	6,649	9.8%
TOTAL	36,719	31,520	16.5%	128,321	114,991	11.6%

*Sales of Concha y Toro UK started on March 1, 2001

Export Revenues

Total export revenues from third parties, including bulk wine sales, increased 27.3% to Ch$21,287 million.

Excluding bulk wine sales, export revenues from third parties rose 27.1% to Ch$21,142 million from Ch$16,635 million in 4Q01.

Bulk sales of 328 thousand liters realized Ch$145 million (US$202 thousand) - a 58% increase over 4Q01 (in Chilean pesos).

  Bottled Wine Revenue in US$:

The following figures representing exports in dollars and volume include sales to the Company's distribution subsidiaries in the UK and Argentina. For the quarter, export figures in US dollars include sales totaling US$ 1,702,638 of 92,760 cases to the Company subsidiary in the United Kingdom. No sales were made this quarter to Distribuidora Peumo-Argentina.

Export revenue in US dollars increased 18.6% to US$ 31.0 million from US$ 26.1 million, and is the product of a 26.2% increase in volumes and a 6.0% decline in the average price, stated in dollars.

Graph 1

Export Value (US$) by Region

Fourth Quarter 2002

Our strongest sales growth was achieved in Europe (+67.9%), and was led by solid gains in the UK, Scandinavia and Belgium. The Company has conducted a successful sales and marketing strategy in the region focusing on strengthening brand awareness and increasing penetration in each of the various sales channels.

In the US sales increased 10.4% following strong Premium segment performance (Marques de Casa Concha and Casillero del Diablo) and the Frontera range also continued to perform well. In South America sales increased 2.8%.

Export revenues declined in Canada (-5.4%), Asia (-21.5%) and Central America (-14.1%).

  Bottled Wine Sales - Volume:

Year on year, the Company increased its sales volume 26.2% on exporting 1,727,407 cases in 4Q02.

Volume growth by market was: The US (+5.8%), Europe (+105%) and South America (+13.2%). Export volumes were weaker to Asia (-26.9%), Canada (-8.6%) and Central America (-10.2%).

Shipments by segment reveal a 12.8% increase in Premium wines, resulting from stronger Premium sales in the US. Varietal wine sales increased 65% due to stronger sales in Europe and the Varietal Blend category increased 17.1% - mainly from higher sales in Europe.

Cases Shipped:

In absolute terms, the Company shipped 720 thousand cases to Europe, 479 thousand cases to the US, 189 thousand cases to Central America, 183 thousand cases to South America, 70 thousand cases to Canada and 78 thousand cases to Asia.

Prices

The average price per case declined 6% to US$ 17.92 from US$ 19.07 as a result of a more competitive environment in UK/ Europe and also due to a change in the mix in South America towards Varietal Blend wines.

Domestic Revenues

Total domestic revenues increased 4.8%.

Domestic revenues - excluding bulk sales- increased 6.7% to Ch$8,878 million (US$12.4 million) from Ch$8,317 million (US$ 11.6 million). Fourth quarter domestic volumes increased 17.6%. Growth was led by larger sales in the Popular segment where the Company's brands have posted strong increases. The average price decreased 9.2% in the quarter.

According to AC Nielsen, Concha y Toro's market share (volume) increased to 26.2% in October/November 2002 from 19.9% in October/November 2001.

Cost of Sales

For the fourth quarter of 2002, the total cost of sales rose 11% to Ch$22,796 million (US$31.7 million) from Ch$20,528 million (US$28.6 million) in 4Q01. Cost of sales as a percentage of total sales declined to 62.1% from 65.1% a year ago.

Gross margin rose to 37.9% from 34.9%. This improvement is mainly the result of higher exports, higher domestic sales and lower average wine costs.

Selling, General and Administrative Expenses

Selling, General and Administrative Expenses increased 30% to Ch$8,741 million (US$12.2 million). As a percentage of revenues, SG&A increased to 23.8% from the 21.3% recorded in 4Q01. This increase essentially reflects higher remuneration and export-side SG&A related to higher export volumes, an increase in marketing expenses in the export markets and higher UK subsidiary marketing expenses.

Operating Income

Operating income increased 21.4% to Ch$5,182 million (US$7.2 million) compared to Ch$4,269 million (US$5.9 million) in 4Q 2001. Operating margin increased from 13.5% to 14.1% following higher domestic and export market sales, and the lower average wine cost.

Non-Operating Results

Non-operating income decreased to Ch$167 million (US$232 thousand) from Ch$1,579 million (US$2.2 million). The other non-operating income figure for 4Q 2001 includes an extraordinary gain from the sale of fixed assets.

Non-operating expenses decreased 26.1% mainly as a result of lower interest expenses and smaller exchange rate differences.

  Interest expenses decreased to Ch$294 million (US$410 thousand) from Ch$452 million (US$629 thousand) due to lower interest rates and lower financial debt.

  Exchange rate differences produced a loss of Ch$2,060 million (US$2.9 million) compared to a loss of Ch$2,544 million (US$3.5 million) registered in 4Q01.

Table 2

Non-Operating Results

(in Ch$ millions)

	4Q02	4Q01	4Q02 vs 4Q01 (%)	2002	2001	2002 vs 2001 (%)
Non-operating Income
Equity Income	-153	-313	-50.9%	761	569	33.9%
Other non-operating income	320	1,892	-83.1%	1,863	2,160	-13.7%
Total non-operating income	167	1,579	-89.4%	2,624	2,729	-3.8%

Non-operating expenses
Interest Expense	-294	-452	-34.9%	-1,087	-2,197	-50.5%
Price Level Restatement	-1	-177	-99.3%	-258	-876	-70.5%
Exchange Rate Differences	-2,060	-2,544	-19.0%	-2,221	-1,676	32.5%
Other Non-operating expenses	-61	-96	-36.0%	-267	-245	8.6%
Total non-operating expenses	-2,416	-3,269	-26.1%	-3,833	-4,994	-23.2%
Total	-2,250	-1,690	33.2%	-1,209	-2,266	-46.7%

Income Tax

Income tax for the quarter was Ch$17 million (US$23.4 thousand) compared to Ch$785 million (US$1.1 million) in 4Q01, mainly due to the recognition in the income tax of the losses in Argentina.

Net Income and Earnings per Share (EPS)

Net Income for the period increased 62.3% to Ch$2,909 million (US$4 million) from Ch$1,792 million (US$2.5 million). Based on 719,170,735 weighted average shares, Concha y Toro's earnings increased to Ch$4.04 per share for the quarter from Ch$2.49. Earnings per ADR were Ch$202 in 4Q02. In US dollar terms, Earnings per ADR increased 52.3% to US$ 0.28 in the fourth quarter of 2002 from US$ 0.18 a year earlier.

2002 Results

Total Revenues

Total revenues in 2002 increased 11.6% to Ch$ 128,321 million (US$178.6 million) from Ch$114,991 million (US$ 160 million). Revenue growth was led by exports to third parties and the good performance from our subsidiary, Concha y Toro UK. Sales of Viña Trivento in Argentina were also encouraging. The winery posted strong volume increases in exports, and also in sales to its local Argentine market.

Export Revenues

Total export revenues from third parties, including bulk wine sales, increased 17.9% to Ch$74,819 million. Export revenues in Chilean pesos, excluding bulk, increased 18.1% to Ch$74,021 million from Ch$62,692 million in 2001. Revenues from overseas benefited from the 6.0% rise in the average peso/dollar exchange rate in 2002.

  Bottled Wine Revenue in US$:

Bottled export revenues, including shipments to the Company's subsidiaries abroad, increased 10.9% to US$115.3 million from US$103.9 million on a 15.6% increase in volumes and a 4.0% decline in the average price stated in dollars.

Graph 3

Export Value (US$) by Region

First Nine Months 2002

  Bottled Wine Sales - Volume:

Year on year, the Company's sales volume increased 15.6% on exporting 6,313,788 cases in 2002.

By market, growth was led by the 43% increase in volume in Europe, led by the UK and Scandinavia. UK growth stems from the achievements of the UK subsidiary, Concha y Toro UK, which is building up brands and placing special emphasis on Casillero del Diablo.

US sales volume expanded 7.3%, driven by higher Super Premium wine sales (Marques de Casa Concha) and also a fine performance from the Frontera range. During the course of 2002, the Company invested in mass media advertising for our leading brands in the key states of New York, Florida and Texas.

Volumes in Canada increased 1.0%, in Central America 2.7% and in South America 0.6%.

Shipments to Asia decreased by 24.3%. Sales to Japan (-29.3%). have been impacted by weakening national consumption and our distributor holding smaller stocks. Other countries in the region posted good results, although from smaller bases.

Cases Shipped:

In absolute terms, the Company shipped 2,572,000 cases to Europe, 2,020,000 cases to the US, 513,000 cases to South America, 588,000 cases to Central America, 283,000 cases to Asia, and 315,000 cases to Canada.

Prices

The average price per case declined 4.0% to US$18.26 from US$19.03 in 2001 reflecting a more competitive market environment in certain key markets.

Domestic Revenues

Domestic revenues (excluding bulk) declined 4.4% to Ch$29,974 million (US$ 41.7 million) from Ch$31,356 million (US$ 43.6 million). In a very competitive local market, a 12.6% decline in average prices offset the 9.4% increase in volume.

In a scenario of weak yet positive growth in consumption, our sales volume increased 12.9% in Popular wines. Strong performances from the Tocornal and Clos de Pirque ranges produced this growth in the Popular segment. As the best selling wine in Chile, Clos de Pirque is the clear leader in its segment.

Cost of Sales

In 2002, the total cost of sales rose 8.1% to Ch$ 78,249 million (US$ 108.9 million) from Ch$ 72,391 million (US$ 100.7 million) in 2001. Cost of sales as a percentage of total sales declined to 61% from 63%.

Gross margin improved to 39% from 37% as a result of higher exports, the higher exchange rate, and lower average wine costs.

Selling, General and Administrative Expenses

Selling, General and Administrative Expenses increased 23.5% to Ch$29,562 million (US$41.1 million). As a percentage of revenues SG&A increased to 23.0% from the 20.8% recorded in 2001. This increase mainly reflects higher remuneration and export-side SG&A relating to higher export volumes, higher marketing expenses of the UK subsidiary and an increase in marketing expenses in the export markets.

Operating Income

Operating income increased 9.9% to Ch$20,510 million (US$28.5 million) compared to the Ch$18,663 million (US$ 26.0 million) in 2001. Operating margin slipped from 16.2% to 16.0%.

Non-Operating Results

  Non-operating income decreased 3.8% to Ch$2,624 million (US$3.7 million) from Ch$2,729 million (US$ 3.8 million). This results from a 33.9% higher contribution of equity income from related companies amounting to Ch$761 million (US$1.1 million) which was offset by a 13.7% decrease in other non-operating income totaling Ch$ 1,863 million (US$ 2.6 million).

  Non-operating expenses decreased to Ch$3,833 million (US$5.3 million) from Ch$4,994 million (US$6.9 million) as a result of a reduction in interest expenses to Ch$1,087 million (US$1.5 million) from Ch$2,197 million (US$3.1 million), which is due to lower average interest rates and a decrease in financial debt and also due to lower price level restatement. This result was partly offset by a Ch$2,221 million (US$3.1 million) loss on exchange rate differences resulting mainly from adjustments corresponding to the devaluation of the Argentine peso during the year from 1.70 to 3.37.

Income Tax

Income tax increased 7.8% to Ch$2,979 million (US$4.1 million) from Ch$2,764 million (US$3.8 million) in 2001. The increase in income tax is lower than the increase in net income before taxes, mainly due to the recognition in the income tax of the losses in Argentina.

Net Income and Earnings per Share (EPS)

Net Income increased 19.7% to Ch$ 16,312 million (US$22.7 million) from Ch$ 13,626 million (US$ 19 million). Concha y Toro's EPS increased to Ch$ 22.68 per share from Ch$ 18.95; earnings per ADR were Ch$ 1,134 in 2002 and Ch$ 948 in 2001. In US dollar terms, earnings per ADR increased 12.4% to US$ 1.58 compared to US$ 1.40 for 2001.

Balance Sheet

Assets

As of December 31, 2002, the Company's consolidated assets were Ch$195,782 million (US$272 million), which was Ch$ 9,218 million (US$ 12.8 million) higher than those reported during the previous year due to an increase in receivables and fixed assets. This largely results from increased vinification and cellar capacity.

Liabilities

As of December 31, 2002 net financial debt stood at Ch$33,866 million (US$47 million) representing a year-on-year reduction of Ch$6,655 (US$ 9.3 million). As a result of a lower debt level and favorable interest rate conditions, interest expenses declined from Ch$2,197 million (US$3.1 million) in 2001 to Ch$1,087 million (US$1.5 million) in 2002.

As of December 31, financial debt to equity ratio stood at 0.27.

* * * * *

About Viña Concha y Toro

Viña Concha y Toro is the leading South American wine producer whose products are distributed in 90 countries. Founded in 1883 by Don Melchor Concha y Toro, the Company produces and markets fine wines under the labels: Don Melchor, Amelia, Terrunyo, Marques, Trio, Casillero del Diablo, Sunrise and Frontera. The Company owns 4,000 hectares of vineyards in Chile and Argentina.

2002 revenues totaled US$ 179 million with earnings per ADR of $1.58. The Company exported 6,300,00 cases valued at US$ 115 million. Domestic market sales totaled US$ 42 million. The company's largest export markets were the US, the U.K., Sweden, Canada and Denmark. In 2002, the Company led US wine imports for the third consecutive year, with sales of over 2 million, 9-liter cases.

Viña Concha y Toro has been listed on the Santiago Stock Exchange since 1933 under the ticker symbol "Conchatoro". In 1994, it became the first winery in the world to list on the New York Stock Exchange under the ticker symbol "VCO". The Company has 1,483 employees and is headquartered in Santiago, Chile.

Forward Looking Statements

This press release may contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of the Company and certain plans and objectives of the Company with respect to these items. Forward-looking statements may be identified by the use of words such as "anticipate", "continue", "estimate", "expect", "intend", "may", "believe" and similar expressions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that occur in the future. There are a number of factors that could cause results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, levels of consumer spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by the Company and its competitors, raw materials costs, future exchange and interest rates, as well as other risk factors referred in the Company's filings with the Securities and Exchange Commission.

-Tables to Follow-

VIÑA CONCHA Y TORO S.A.
Revenue and Volume Breakdown by Wine Segment (In thousands of constant Chilean pesos (Ch$) and US dollars (US$) as of December 31, 2002)
Domestic Revenues (Th. Ch$)	4Q02	4Q01	% Change	2002	2001	% Change
Premium	985,904	947,291	4.1%	3,104,363	3,151,037	-1.5%
Varietal	984,643	1,309,254	-24.8%	3,703,354	4,907,106	-24.5%
Blend	17,706	72,818	-75.7%	65,598	182.069	-64.0%
Popular	6,427,987	5,482,250	17.3%	22,623,399	22,617,768	0.0%
Sparkling	461,865	505,260	-8.6%	477,422	498,322	-4.2%
Total	8,878,104	8,316,873	6.7%	29,974,136	31,356,302	-4.4%

Domestic Volume '000 liters	4Q02	4Q01	% Change	2002	2001	% Change
Premium	298	300	-0.6%	938	1,020	-8.1%
Varietal	845	1,202	-29.7%	3,086	4,073	-24.2%
Blend	20	86	-76.7%	94	190	-50.6%
Popular	15,961	12,896	23.8%	55,051	48,777	12.9%
Sparkling	389	414	-5.8%	393	396	-0.9%
Total	17,513	14,897	17.6%	59,561	54,456	9.4%

Export Revenues
(In US dollars)	4Q02	4Q01	% Change	2002	2001	% Change
Premium	7,880,769	7,102,794	11.0%	28,751,054	26,470,204	8.6%
Varietal	9,185,823	6,350,693	44.6%	32,494,408	27,820,210	16.8%
Blend	13,015,135	11,497,163	13.2%	51,690,087	47,041,323	9.9%
Sparkling	302,167	696,018	-56.6%	844,570	1,162,042	- 27.3%
Popular	568,910	444,443	28.0%	1,520,241	1,458,458	4.2%
Total	30,952,804	26,091,111	18.6%	115,300,360	103,952,237	10.9%

Export Volume '000 liters	4Q02	4Q01	% Change	2002	2001	% Change
Premium	2,128	1,886	12.8%	8,093	7,167	12.9%
Varietal	4,440	2,687	65.2%	14,312	11,631	23.0%
Blend	8,179	6,988	17.1%	32,340	28,365	14.0%
Sparkling	121	280	-56.8%	324	465	-30.4%
Popular	678	474	43.1%	1,756	1,541	13.9%
Total	15,547	12,314	26.2%	56,824	49,170	15.6%

Viña Concha y Toro S.A. Consolidated Income Statement (In thousand of constant Chilean pesos as of December 31, 2002)
	4Q02	4Q01	% change	2002	2001	% change
	Ch$	Ch$		Ch$	Ch$
Operating Results
Revenue from sales	36,719,250	31,520,196	16.5%	128,320,533	114,990,534	11.6%
Cost of sales	22,796,156	20,528,359	11.0%	78,248,928	72,391,208	8.1%
% of sales	62.1%	65.1%		61.0%	63.0%
Gross Profit	13,923,093	10,991,837	26.7%	50,071,606	42,599,325	17.5%
Selling & Adm. Expenses	8,741,270	6,723,021	30.0%	29,561,803	23,936,597	23.5%
% of sales	23.8%	21.3%		23.0%	20.8%
Operating Income	5,181,823	4,268,816	21.4%	20,509,803	18,662,728	9.9%
Non-Operating Results
-Non-operating income	319,769	1,892,478	-83.1%	1,863,396	2,160,012	-13.7%
-Equity income	-153,441	-321,541	-50.9%	761,039	568,531	33.9%
-Non-operating expenses	-61,446	-96,071	-36.0%	-267,007	-245,837	8.6%
-Financial expenses	-294,318	-451,858	-34.9%	-1,086,778	-2,197,105	-50.5%
-Price level restatement	-1,229	-177,469	-99.3%	-258,122	-876,403	-70.5%
-Exchange rate differeces	-2,060,214	-2,544,088	-19.0%	-2,221,143	-1,675,716	32.5%
Non-operating result	-2,250,879	-1,689,549	33.2%	-1,208,615	-2,266,518	-46.7%
Income before income tax	2,930,944	2,579,267	13.6%	19,301,188	16,396,210	17.7%
Less: income tax	-16,850	-785,080	-97.9%	-2,978,657	-2,764,057	7.8%
Minority interest	-5,093	-1,905	167.3%	-10,518	-6,581	59.8%

Net Income	2,909,002	1,792,283	62.3%	16,312,013	13,625,572	19.7%
-Earnings per share (Ch$)	4.04	2.49	62.3%	22.68	18.95	19.7%
-Earnings per ADR (US$)	0.28	0.18	52.3%	1.58	1.40	12.4%

EBITDA	7,038,529	5,818,570	21.0%	27,423,436	24,654,013	11.2%
% sales	19.2%	18.5%		21.4%	21.4%
Weighted ave,number of shares	719,170,735	719,170,735		719,170,735	719,170,735

Exchange rate US$1.0=Ch$718.61

Viña Concha y Toro S.A. Consolidated Balance Sheet (In thousand of constant Chilean pesos and US dollars as of December 31,2002)
	As of December 31,		As of December 31,
	2002	2001	2002
	Th. Ch$	Th. Ch$	Th. US$
Assets
Cash and Equivalents	3,479,859	2,758,673	4,842
Inventories	34,675,899	35,207,996	48,254
Accounts receivables	36,804,118	30,623,666	51,216
Other current assets	13,167,651	12,750,953	18,324
Total current assets	88,127,527	81,341,288	122,636
Property, plant & equipment, net	100,240,379	98,393,137	139,492
Other assets	7,414,281	6,829,577	10,318
Total non-current assets	107,654,660	105,222,714	149,810
Total assets	195,782,187	186,564,002	272,446

Liabilities and Shareholders' Equity
Short term debt (1)	20,341,766	19,344,625	28,307
Other current liabilities	26,727,062	22,306,705	37,193
Total current liabilities	47,068,828	41,651,330	65,500
Long term debt (1)	13,524,572	21,176,539	18,820
Other long-term liabilities	7,528,598	7,151,359	10,477
Total long-term liabilities	21,053,170	28,327,898	29,297

Minority interest	69,345	58,820	96

Shareholders' Equity	127,590,844	116,525,954	177,552

Total liabilities and Shareholders' equity	195,782,187	186,564,002	272,446

(1) includes only financial debt
Exchange rate:US$1.0=Ch$718.61